Exhibit 5.1

Ernest M. Stern | PARTNER 1701 Pennsylvania Ave., N.W. Suite 200 Washington, D.C. 20006 Office: 844.285.4263 Ext. 758 Cell: 301.910.2030 estern@cm.law

July 10, 2026

Laser Photonics Corporation

250 Technology Park

Lake Mary, Florida 32746

Re:	Registration Statement on Form S-1

Gentlemen:

We have acted as counsel for Laser Photonics Corporation., a Delaware corporation (the “Company”), in connection with the resale Registration Statement on Form S-1, as may be amended (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Act”), of 11,830,226 shares (the “Shares”), of common stock, par value $0.001 per share (“Common Stock”), of the Company, that consists of (a) an aggregate of 11,430,170 shares of Common Stock underlying the Series A-5 and Series A-6 Warrants issued under the terms of an April 26, 2026, warrant inducement agreement (the “Warrant Inducement Agreement”) among the Company and certain existing warrant holders (the “Common Warrants”) and (b) an aggregate of 400,056 shares of Common Stock that are issuable upon exercise of certain placement agent warrants issued to designees (or their assignees) of H.C. Wainwright & Co., LLC, the placement agent in connection with the closing of the Warrant Inducement Agreement transaction (“Wainwright” or the “Placement Agent”) pursuant to an engagement letter in connection with the Warrant Inducement Agreement (the “Placement Agent Warrants”) (the Shares underlying the Common Warrants and the Placement Agent Warrants collectively referred to as the “Warrant Shares”).

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the General Corporation Law of the State of Delaware, and we express no opinion with respect to any other laws.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that the Warrant Shares have been duly authorized and, if duly issued and sold against the payment thereof in accordance with the terms of the Common Warrants and Placement Agent Warrants, would be validly issued, fully paid and nonassessable:

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; and (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought. We express no opinion or confirmation as to federal or state securities laws, tax laws, antitrust or trade regulation laws, insolvency or fraudulent transfer laws, antifraud laws, compliance with fiduciary duty requirements, pension or employee benefit laws, FINRA rules or stock exchange rules (without limiting other laws excluded by customary practice).

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ CM Law LLP

CM Law LLP